Exhibit 2.1

ASSET PURCHASE AGREEMENT

DATED JULY 2, 2001

AMONG

ARBITRON INC.,

STATISTICAL RESEARCH, INC.,

GALE D. METZGER

AND

GERALD GLASSER, PH.D

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4.	CONDITIONS TO OBLIGATIONS OF THE PURCHASER	18

	4.1 Representations and Warranties True	18

	4.2 Performance	18

	4.3 Approvals and Consents	18

	4.4 Certificates and Documents	18

5.	CONDITIONS TO THE OBLIGATIONS OF SELLER AND SHAREHOLDERS	19

	5.1 Representations and Warranties True	19

	5.2 Performance	19

	5.3 Approval	19

	5.4 Certificates and Documents	19

6.	TERMINATION AND ABANDONMENT	19

	6.1 Methods of Termination. :	19

	6.2 Procedure Upon Termination	19

7.	COVENANTS	20

	7.1 Confidentiality	20

	7.2 Public Announcement	20

	7.3 Employee Matters	21

	7.4 Tax Matters	22

	7.5 Non-competition	22

	7.6 Records Retention	23

	7.7 Power of Attorney	23

	7.8 Transition	24

	7.9 Enforcement of Non-Compete/Confidentiality Agreements	24

	7.10 Filings; Consents; Removal of Objections	24

	7.11 Execution of Ancillary Agreements; Further Assurances; Notification	24

8.	INDEMNIFICATION	25

	8.1 Indemnification by the Purchaser	25

	8.2 Indemnification by the Seller and the Shareholders	25

	8.3 Claims for Indemnification	26

	8.4 Limitations on Liability	27

9.	MISCELLANEOUS PROVISIONS	27

	9.1 Survival of Representations, Warranties, Covenants and Indemnities	27

	9.2 Expenses	28

	9.3 Amendment and Modification	28

	9.4 Waiver of Compliance; Consents	28

	9.5 No Third Party Beneficiaries	28

	9.6 Notices	28

	9.7 Assignment	30

	9.8 Governing Law	30

	9.9 Counterparts	30

	9.10 Headings; Definition of “Including”	30

	9.11 Entire Agreement	30

	9.12 Injunctive Relief	30

	9.13 Bulk Transfer Laws	31

	9.14 Arbitration.	31

	9.15 Definition of Knowledge	31

ii

LIST OF SCHEDULES

1.1(a)	-	Equipment

1.1(b)	-	Contracts

1.1(c)	-	Accounts Receivable

1.1(d)	-	Inventory

1.1(e)	-	Deposits

1.1(f)	-	Copyrights

1.1(g)	-	Trademarks and Products

1.1(h)	-	Patent Rights

1.1(i)	-	List of Computer Software

1.1(j)	-	Customer Lists, etc.

1.1(k)	-	Governmental Permits

1.2	-	Excluded Assets

Annex 1 to 1.2:Excluded Computer Software

Annex 2 to 1.2:Excluded Computers and Other Equipment

1.5	-	Assumed Liabilities

1.6(c)	-	Escrow Agreement

1.6(d)	-	Acceptance Criteria

1.7(b)	-	Ernst & Young Criteria

1.7(c)	-	Accrued Vacation Leave Amounts

1.8(b)(iv)	-	Seller’s Opinion of Counsel

1.8(b)(v)	-	Consulting Services Agreement

1.8(b)(vi)	-	Assignment and Assumption Agreement

1.8(b)(vii)	-	Arbitron Administrative Services Agreement and Lease

1.8(b)(viii)	-	Software Development Agreement

1.8(b)(x)	-	Agreement for Survey Research Services

1.8(b)(xi)	-	Information System Services Agreement

1.8(c)(ii)	-	Purchaser’s Opinion of Counsel

1.10	-	Allocation of Purchase Price

2	-	Disclosure Schedules

7.3(a)	-	Employees of the Business

iii

ASSET PURCHASE AGREEMENT

      THIS ASSET PURCHASE AGREEMENT, dated as of July 2, 2001 (the “Agreement”), is by and among Arbitron Inc., a Delaware corporation (“Purchaser”), Statistical Research, Inc., a New Jersey corporation (“Seller”), Gale D. Metzger, a resident of the State of New Jersey (“Metzger”), and Gerald Glasser, Ph.D, a resident of the State of New Jersey (“Glasser”). Metzger and Glasser are sometimes hereinafter collectively referred to as the “Shareholders”.

      A. The parties wish to provide for the terms and conditions upon which the Purchaser will purchase all of the assets of the Seller used by the Seller (other than the Excluded Assets) to produce and maintain its Radio All Dimensional Audience Research (“RADAR”) service in the United States (collectively, the “Business” or the “RADAR Business”).

      B. The parties wish to make certain representations, warranties, covenants and agreements in connection with the purchase of the Business and also to prescribe various conditions to such transaction.

      NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1

1. Purchase and Sale of Assets; Assumption of Liabilities.

      1.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 1.8 hereof), the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase from the Seller, free and clear of any mortgage, lien, pledge, option, security interest, claim, charge, financing statement or other encumbrance of any kind whatsoever, whether or not of record (“Encumbrances”), all of the Seller’s right, title and interest in and to all of the following assets, business and goodwill of the Seller used in or relating to the Business as a going concern, other than the Excluded Assets (as defined in Section 1.2 hereof), and whether or not appearing on the books and records of the Seller or the Schedules hereto (the “Purchased Assets”), including the following:

(a) Equipment: Title to, or the Seller’s leasehold interests in, all the furnishings, furniture, office supplies, spare parts, tools, computers, machinery and equipment that are used in or related to the Business (the “Equipment”), including those listed on Schedule 1.1(a) attached hereto.

(b) Contracts: All of the contracts, licenses, leases and other agreements used in or related to the Business, including restrictions on competition or confidentiality imposed on third parties or current or former employees and rights to purchase or of first refusal and all purchase orders and purchase commitments of customers (the “Contracts”), including those listed on Schedule 1.1(b) attached hereto.

(c) Accounts Receivable: All accounts and notes receivable for product year 2001 used in or related to the Business, including but not limited to those listed on Schedule 1.1(c) attached hereto.

(d) Inventory: All items of inventory, including diskettes, finished goods, work in process and packaging materials, used in or related to the Business (the “Inventory”) listed on Schedule 1.1(d) attached hereto.

(e) Deposits: All prepaid deposits, charges, sums and fees and all rights to refunds used in or related to the Business, including advanced payments on contracts (the “Deposits”), including those listed on Schedule 1.1(e) attached hereto.

(f) Copyrights: All copyright registrations and applications and any other non-registered copyrights or copyrightable works used in or related to the Business (the “Copyrights”), including those listed on Schedule 1.1(f) attached hereto.

(g) Trademarks and Products: All common law, registered and unregistered trademarks, logos, service marks, trade dress, trade names, domain names and brand and product names and all applications, registration certificates, Section 8 affidavits, renewals, investigations, search reports, histories and other documents or files pertaining thereto, in each case used in or related to the Business (the “Trademarks”), including without limitation those items listed on Schedule 1.1(g) attached hereto.

(h) Patent Rights: All patents and patent applications, as well as all reissues, divisional, continuations and continuation-in-part applications and any other patents issuing thereon, and all license agreements and other agreements that relate to inventions and discoveries and any patent applications and patents thereon as well as improvements therein, in each case used in or related to the Business (the “Patent Rights”), including those items listed on Schedule 1.1(h) attached hereto.

(i) Technology: All technical information and know-how, confidential and non-confidential, used in or related to the Business, including all computer software (including, without limitation: (1) all of the computer software listed or described on Schedule 1.1(i) attached hereto, including, without limitation, all current and previous versions and releases of such software, all customer software and all production software (collectively, the “Computer Software”); (2) the source code and the object code with respect to the Computer Software; and (3) all operation manuals, reference manuals, specifications, technical documents, advertising materials and other documentation in printed and electronic form relating to the Computer Software), patterns, plans, designs, lab journals, research data, trade secrets and other proprietary know-how, formulae and processes, manuals, drawings, technology, equipment and parts lists (with related descriptions and instructions), data, records, procedures, product instructions and specifications, analytical methods, research and development records, and reports and other documents relating to the foregoing (the “Technology”).

(j) Business Information: All business information that is used in or related to the Business and related books and records used in or related to the Business, including without limitation all files, computer discs and tapes and other media, inventions, invoices, credit and sales records, personnel records (subject to applicable law), customer lists, supplier lists, employee manuals, business plans, accounting books and records, sales literature, current price lists and discounts, promotional signs and literature, and marketing and sales programs (the “Business Information”); other than documents, books and records required by the Seller that also pertain to the Seller’s business other than the Business or the Seller’s assets other than the Purchased Assets or are required for the Seller’s tax returns and/or tax audits, provided however, that the Purchaser is permitted reasonable access to such documents, books and records that are not transferred and relate to the Business or the Purchased Assets pursuant to Section 7.6 hereof. Schedule 1.1(j) lists all customer lists, supplier lists and current price lists and discounts used in or related to the Business.

(k) Governmental Permits: All federal, state, local and other governmental licenses, permits, approvals, authorizations, license applications, registrations and other rights used in or related to the Business (collectively, the “Governmental Permits”), including those listed on Schedule 1.1(k).

(l) Claims. All claims, causes of action and rights to damages or profits whatsoever related to the Business, including for infringement of any Copyrights, Trademarks or Patent Rights.

(m) Goodwill. The goodwill related to the Business.

(n) Other Assets. Any other asset of Seller necessary to produce and maintain a network radio audience measurement service with features currently available in the RADAR service.

      1.2 Excluded Assets. Notwithstanding any provision herein to the contrary, the assets set forth on Schedule 1.2 attached hereto are specifically excluded from the Purchased Assets to be transferred to the Purchaser pursuant to Section 1.1 hereof and are collectively referred to as the “Excluded Assets.”

      1.3 Assumed Liabilities. Upon satisfaction of all conditions to the obligations of the parties contained in this Agreement (other than such conditions as shall have been waived in accordance with the terms of this Agreement), and concurrent with the consummation of the Closing, the Purchaser shall, by executing and delivering, on the Closing Date, the Assumption Agreement (as defined in Section 1.8(b)(vi)), assume, and agree to pay, perform and discharge when due, only the liabilities and obligations of the Seller to be assumed by the Purchaser under the Contracts and any intellectual property agreements as described in Section 1.5 or Schedule 1.5 hereof (the “Assumed Liabilities”).

      1.4 Retained Liabilities. Except for the Assumed Liabilities, the Purchaser shall not assume, and hereby expressly disclaims any assumption of, any liabilities, debts, payables or obligations of any nature of the Seller or the Shareholders, whether fixed or contingent, known or unknown, liquidated or unliquidated, secured or unsecured, accrued or unaccrued or otherwise (the “Retained Liabilities”). The Retained Liabilities include, without limitation:

(a) any Taxes (as defined in Section 2.13 to this Agreement), environmental claims or liabilities, warranty claims or liabilities, product liability, product recall, toxic tort, litigation or employee-related claims or liabilities and any and all loss, liability or damage and actions and against all claims in respect thereof of the Seller or the Shareholders, regardless of when asserted, related to the period up to and including the Closing Date; and

(b) any rebates, credits, discounts, cost guarantees or price commitments relating to sales on or prior to the Closing Date.

      1.5 Assumption of Certain Contracts and Intellectual Property Agreements. The Purchaser will, by executing and delivering, on the Closing Date, the Assumption Agreement, assume and agree to pay or otherwise discharge, in accordance with the stated written terms of the applicable obligations, only those obligations of the Seller first arising after the Closing Date set forth in (i) the Contracts, (ii) any intellectual property agreements and (iii) Schedule 1.5 hereto, specifically excluding any obligation or liability arising or accruing under or in connection with the Contracts or any intellectual property agreements from any default or failure of performance of the Seller due to any event, circumstance, occurrence or condition existing or occurring on or prior to the Closing.

      1.6 Purchase Price. In addition to assuming the Assumed Liabilities, subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and agreements of the Seller and the Shareholders contained herein, and in consideration of the sale, assignment, transfer and delivery of the Purchased Assets as well as the non-competition provisions of Section 7.5 hereof, the Purchaser shall pay to the Seller a total purchase price (the “Purchase Price”) of Twenty-Five Million Dollars ($25,000,000), subject to the adjustments and offsets set forth in this Agreement, including pursuant to the indemnification provisions hereof, which Purchase Price shall be payable as follows:

(a) Payment to the Seller at the Closing (the “Initial Payment”) of Ten Million Dollars ($10,000,000). Such amount shall be paid by federal wire transfer of immediately available funds to a bank account of the Seller pursuant to written instructions of the Seller given to the Purchaser at least forty-eight (48) hours prior to the Closing.

(b) Subject solely to the provisions of Sections 1.7(c) and 8.3(b) hereof, payment to the Seller on the first anniversary of the Closing of Eleven Million Dollars ($11,000,000) (the “Deferred Payment”), less the escrow set forth in Section 1.6(c) hereof, which shall be paid by federal wire transfer of immediately available funds to a bank account of the Seller pursuant to written instructions of the Seller given to the Purchaser at least forty-eight (48) hours prior to the time such payment is due. The net payment due pursuant to this Section 1.6(b) (the “Net Payment”) shall consist of an interest component (the “Interest Component”) and a principal component (the “Principal Amount”), such Interest Component to be equal to the excess of the Deferred Payment over the present value of the Deferred Payment, which present value shall be calculated by use of a discount rate of four and nine-tenths percent (4.90%). The Principal Amount shall be equal to the excess of the Net Payment over the Interest Component. The payment of the Deferred Payment in accordance with the terms of this Section 1.6(b) and Section 1.6(c) shall be an absolute obligation of the Purchaser and shall not be subject to off-set for any claim, provided that the Purchaser may adjust the Escrow Payment and the Net Payment in accordance with Sections 1.6(c) and 8.3(b). In addition to all other rights or remedies that the Seller and the Shareholders may have under this Agreement, in the event that the full amount of the Deferred Payment is not paid to the Seller within ten (10) business days of its due date, then (i) simple interest shall accrue on such unpaid amount from the date the Deferred Payment is due at a rate of sixteen percent (16%) per annum; and (ii) if not paid to Seller within forty-five (45) days from its due date, the Seller and the Shareholders shall have the right to terminate without penalty all or any of the following agreements: the Consulting Service Agreement, the Arbitron Services Agreement, the Software Development Agreement, the Agreement for Survey Research, the Information Systems Services Agreement and Sections 7.5 and 7.9 of this Agreement.

(c) Payment to the escrow account referenced in Section 1.6(b) on the first anniversary of the Closing (the “Escrow Payment”) of (i) Two Million Dollars ($2,000,000) plus (ii) an amount equal to the amount of any New York State and New York City sales tax liability and/or New Jersey sales and use tax liability owed, as determined by the relevant state or city taxing authority, by the Seller, in excess of the amount paid by the Seller which shall be paid by federal wire transfer of immediately available funds. The Escrow Payment shall be maintained in and distributed from the escrow accounts as provided in the form of escrow agreement attached hereto as Schedule 1.6(c), (the “Escrow Agreement”).

      (d) Payment to the Seller of Four Million Dollars ($4,000,000) (the “Contingent Payment”) at the time set forth herein; provided, however, that the Contingent Payment shall be paid to Seller only if the criteria set forth on Schedule 1.6(d) are satisfied. If such conditions are not fully satisfied, none of the Contingent Payment shall be paid to the Seller. If such Contingent Payment is to be paid to Seller, then such Contingent Payment shall be paid by federal wire transfer of immediately available funds to a bank account of the Seller pursuant to written instructions of the Seller given to the Purchaser at least forty-eight (48) hours prior to the Acceptance Date (as such term is defined in Schedule 1.6(d)). In addition to all other rights or remedies that Seller and the Shareholders may have under this Agreement, in the event that the full amount of the Contingent Payment, if any such payment is due, is not paid to Seller within ten (10) business days following its due date, then (i) simple interest shall accrue on such unpaid amount from the date the Contingent Payment is due at a rate of sixteen percent (16%) per annum, and (ii) Seller and the Shareholders shall have the right to terminate without penalty all or any of the following agreements: the Consulting Services Agreement, the Arbitron Administrative Services Agreement, the Software Development Agreement, the Agreement for Survey Research Services, the Information Systems Services Agreement and Sections 7.5 and 7.9 of this Agreement.

1.7 Purchase Price Adjustment.

      (a) The amount of the Initial Payment payable to the Seller shall be increased or decreased in an amount equal to the amount determined by the calculation set forth below. This calculation should be prepared pursuant to, and in accordance with, the procedures set forth in Schedule 1.7(b) hereto.

             (i) Determine the amount of annual 2001 product year RADAR revenue under contract as of the Closing Date.

              (ii) Determine the amount of annual 2001 product year RADAR revenue which has been billed by the Seller as of the Closing Date.

             (iii) Determine the amount of open accounts receivable as of the Closing Date which apply to the billings for the 2001 RADAR product year.

              (iv) Determine the pro-rated 2001 product year RADAR revenue by multiplying the product year revenue (the amount determined pursuant to clause (i) above) by 64% (the percent of work completed by the Seller for the 2001 RADAR product year as of the Closing Date as has been mutually agreed upon by the parties hereto).

              (v) Calculate the difference between product year billings (the amount determined pursuant to clause (ii) above) and the percent of completion pro-rated revenue (the amount determined pursuant to clause (iv) above) by subtracting from the product year billings the amount of pro-rated revenue.

                        (vi) Calculate the adjustment to the Initial Payment by taking the current receivables (the amount determined pursuant to clause (iii) above) and subtracting (if positive) or adding (if negative) the difference between billings to date and the percent of completed pro-rated revenue (the amount determined pursuant to clause (v) above).

                               If the adjustment amount calculated pursuant to Section 1.7(a)(vi) is positive, the Purchaser shall pay such amount to the Seller, and if such amount is negative, the Seller shall pay such amount to the Purchaser, in either case, within fifteen (15) days after the determination of the Initial Payment Adjustment (as defined in Section 1.7(b)(ii) hereof). If the Purchaser and the Seller cannot agree on the calculations set forth in this Section 1.7(a), or any of the factors that determine the solution to such calculations, then the Neutral Auditor (as such term is defined in, and in accordance with, Section 1.7(b) hereof) shall resolve such disagreements.

                    (b) Preparation of Calculations of the Initial Payment Adjustment. As soon as practicable, and in any event within forty-five (45) days after the Closing Date, the Seller shall cause to be prepared in accordance with the procedures set forth in Schedule 1.7(b), consistently applied and to be reviewed by Ernst & Young LLP, independent public accountants (“Auditor”), the calculation of the adjustment to the Initial Payment as described in Section 1.7(a) hereof (the “Initial Payment Adjustment”). The reviewed Initial Payment Adjustment shall be accompanied by an Auditor’s report in conformance with the standards set forth in Schedule 1.7(b). The Purchaser shall provide the Seller and the Auditor access to the books and records as may reasonably be required for the preparation of the Initial Payment Adjustment. All costs and expenses of the Auditor in preparing the reviewed Initial Payment Adjustment shall be paid for equally by the Seller and the Purchaser.

                        (i) Review of Initial Payment Adjustment. After receipt of the reviewed Initial Payment Adjustment, the Purchaser shall have thirty (30) days to review such calculations. The Purchaser and its authorized representatives shall have full access to all relevant books and records and employees of the Seller and Auditor to the extent required to complete its review of the reviewed Initial Payment Adjustment, including the Auditor’s work papers used in preparation thereof. Unless the Purchaser delivers written notice to the Seller on or prior to the thirtieth day after receipt of the reviewed Initial Payment Adjustment specifying in reasonable detail all disputed items and the basis therefor, the parties shall be deemed to have accepted and agreed to the reviewed calculations of the Initial Payment Adjustment. If the Purchaser so notifies the Seller of an objection to the reviewed Initial Payment Adjustment, the parties shall, within thirty (30) days following the date of such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amount shall be final, binding, conclusive and nonappealable for all purposes under this Agreement (including without limitation any claims relating to a breach by the Seller of its representations and warranties in Section 2 hereof with respect to facts giving rise to such disputed amount).

                         (ii) Resolution. If at the conclusion of the Resolution Period the parties have not reached an agreement on the objections, then all amounts remaining in dispute may, at the election of either party, be submitted to another large national accounting firm not otherwise engaged by either party (the “Neutral Auditor”). Each party agrees to execute, if requested by the Neutral Auditor, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be borne equally by the Seller and the Purchaser. The Neutral Auditor shall act as an arbitrator to determine, based solely on the presentations by the Seller and the Purchaser, and not by independent review, only those issues still in dispute. The Neutral Auditor’s determination shall be made within thirty (30) days of its engagement (which engagement shall be made no later than five (5) business days after an election by either party to submit the objections to the Neutral Auditor) or as soon thereafter as possible, shall be set forth in a written statement delivered to the Seller and the Purchaser and shall be final, binding, conclusive and nonappealable for all purposes hereunder (including, without limitation, any claims relating to a breach by the Seller of its representations and warranties in Section 2 hereof with respect to facts giving rise to such disputed amount). The term “Final Initial Payment Adjustment,” as used herein, shall mean the definitive Initial Payment Adjustment agreed to by the Seller and the Purchaser in accordance with Section 1.7(b)(i) or the definitive Initial Payment Adjustment resulting from the determination made by the Neutral Auditor in accordance with this Section 1.7(b)(ii) (in addition to those items theretofore agreed to by the Seller and the Purchaser).

                    (c) The Purchaser shall credit to the Transferred Employees (as defined in Section 7.3 herein) vacation leave amounts that have been accrued but unused by such Transferred Employees as of the Closing Date and as set forth in Schedule 1.7(c), and the Seller shall reimburse the Purchaser for such amounts at Closing. Nothing in Section 1.7 shall otherwise affect the obligations of the parties hereto with respect to employment, compensation, benefit or other employee-related matters. If the Seller does not reimburse the Purchaser for such amounts owed under this Section 1.7(c), then the Purchaser may offset the Deferred Payment in an amount equal to the amount owed to the Purchaser under this Section 1.7(c).

1.8 Closing.

      (a) Unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned pursuant to Section 6 hereof, a closing (the “Closing”) will be held as soon as practicable following the satisfaction or waiver of the conditions set forth in Sections 4 and 5 hereof at the offices of the Purchaser or such other date as the parties may agree (the “Closing Date”) and shall be deemed to be effective as of 11:59 p.m. on the Closing Date; provided, however, that (i) if any of the conditions set forth in Sections 4 and 5 hereof shall not have been satisfied or waived by such date, the Closing shall be postponed until such conditions have been satisfied or waived, and (ii) in no event shall the Closing be postponed to a date later than thirty (30) days after the date hereof, and nothing herein shall be construed to relieve any party of its obligation to use commercially reasonable efforts to satisfy the conditions set forth in Sections 4 and 5 hereof on or prior to the end of such thirty (30) day period. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

      (b) At the Closing (or at such earlier time as may be specified in this Agreement), the Seller will deliver to the Purchaser the following documents:

(i) Possession and control of the Purchased Assets, together with such bills of sale and instruments of conveyance, transfer and assignment, dated as of the Closing Date, as shall be sufficient to transfer to and vest in the Purchaser good and valid title to, or a valid leasehold or license in, the Purchased Assets, together with documents evidencing release of any Encumbrances;

(ii) Certificate of Good Standing of the Seller, issued by the Secretary of State of the State of New Jersey as of a date no more than ten (10) days prior to the Closing Date;

(iii) Certified copies of resolutions duly adopted by the Board of Directors and the shareholders of Seller authorizing the execution and delivery of this Agreement and all other documents being entered into by the Seller related to, or arising from, this Agreement and a Secretary’s incumbency certificate for the Seller;

(iv) Opinion of counsel for the Seller, in the form of Schedule 1.8(b)(iv) attached hereto;

(v) Executed originals of the Consulting Services Agreement between the Purchaser and Seller in the form of Schedule 1.8(b)(v) attached hereto (the “Consulting Services Agreement”);

(vi) An executed original of the Assignment and Assumption Agreement between the Seller and the Purchaser in the form of Schedule 1.8(b)(vi) attached hereto (the “Assumption Agreement”);

(vii) An executed original of the Arbitron Administrative Services Agreement among the Purchaser and the Seller in the form of Schedule 1.8(b)(vii) attached hereto (the “Arbitron Adminstrative Services Agreement”);

(viii) An executed original of the Software Development and Consulting Agreement among the Purchaser and the Seller in the form of Schedule 1.8(b)(viii) attached hereto (the “Software Development Agreement”);

(ix) An executed original of the Escrow Agreement between the Seller, the Purchaser and an escrow agent jointly selected by the Purchaser and the Seller;

(x) An executed original of the Agreement for Survey Research Services among the Purchaser and the Seller in the form of Schedule 1.8(b)(x) attached hereto (the “Agreement for Survey Research Services”);

(xi) An executed original of the Information Services Agreement among the Purchaser and the Seller in the form of Schedule 1.8(b)(xi) attached hereto (the “Information Systems Services Agreement”);

(xii) Consents to assignment from parties from whom consent to assignment or transfer is required, if any, in the opinion of the Purchaser (such other consents as may be necessary to put the Purchaser in actual and operating control of the Purchased Assets shall be provided in Section 1.9 hereof) except that consents for contracts listed on Schedule 1.1(b) shall not be required;

(xiii) All books and records included in the Purchased Assets;

(xiv) An executed original of the lease agreement between Purchaser and Seller in the form attached hereto as Schedule 1.8(b)(xiv) (the “Lease Agreement”);

(xv) Such other duly executed agreements, deeds, certificates or other instruments of conveyance, transfer and assignment as shall be necessary, in the reasonable opinion of the Purchaser, to vest in the Purchaser good and valid title to the Purchased Assets or otherwise carry out the purposes and intents hereof; and

(xvi) Such other previously undelivered documents required to be delivered by the Seller to the Purchaser pursuant to this Agreement at or prior to the Closing.

(c) At the Closing (or at such earlier time as may be specified in this Agreement), the Purchaser will deliver to the Seller the following:

(i) The portion of the Purchase Price, specified in Section 1.6(a) hereof;

(ii) Opinion of counsel for the Purchaser, in the form of Schedule 1.8(c)(ii) attached hereto;

(iii) An executed original of the Consulting Services Agreement;

(iv) An executed original of the Arbitron Administrative Services Agreement and Leased Agreement;

(v) An executed original of the Software Development Agreement;

(vi) An executed original of the Escrow Agreement;

(vii) An executed original of the Agreement for Survey Research Services;

(viii) An executed original of the Information Systems Services Agreement;

(ix) An executed original of the Assumption Agreement

(x) An executed original of the Lease Agreement; and

(xi) All other documents required to be delivered by the Purchaser in connection with the transactions contemplated hereby.

      1.9 Further Assurances; Assignment of Contracts. After the Closing, the Seller and the Shareholders shall from time to time, at the request of the Purchaser and without further cost or expense to the Purchaser, execute and deliver such other instruments of conveyance and transfer as the Purchaser may reasonably request in order to consummate more effectively the transactions contemplated herein and to vest in the Purchaser good and valid title to, or a valid leasehold or license in, the Purchased Assets, free of Encumbrances. To the extent any of the Purchased Assets are not assigned or assignable to the Purchaser or if necessary consent to such assignment shall not have been obtained by the Seller as of the Closing Date, the Seller shall, at Purchaser’s request, cooperate in Purchaser’s efforts to obtain any consents to the assignment of any of the Contracts. The Seller shall cooperate in any reasonable arrangement to the end that the Purchaser shall be provided the use and benefits of such Purchased Assets. Nothing in this Section 1.9, however, shall be deemed to waive any provision set forth herein or release the Seller from its obligation to defend, indemnify and hold the Purchaser harmless from any loss, liability or damage suffered by the Purchaser resulting from any failure by the Seller to transfer and assign the Purchased Assets as required by this Agreement, other than relating to the failure to obtain consents to assignment of the contracts listed on Schedule 1.1(b) hereto.

      1.10 Allocation of Purchase Price. The Purchase Price shall be allocated for all Tax purposes in accordance with Schedule 1.10 hereto. This allocation (and any adjustments as provided above) shall be binding upon the parties, and for all tax purposes, the Purchaser and the Seller agree to report the transactions contemplated by this Agreement in a manner consistent with the terms of this Agreement, including the allocation agreed under this Section 1.10 (and any adjustments as provided above), that none of them will take any position inconsistent therewith in any tax return, in any refund claim, in any litigation or otherwise.

SECTION 2

2. Representations and Warranties of the Seller and the Shareholders.

      The Seller and the Shareholders, jointly and severally, hereby represent and warrant to the Purchaser, as of the date hereof, as follows:

      2.1 Disclosure Schedule. The Disclosure Schedule is divided into sections that correspond to the subsections of this Section 2 and is attached hereto as Schedule 2. The Disclosure Schedule is accurate and complete as of the date hereof, and the disclosures in any subsection thereof shall not constitute disclosure for purposes of any other subsection.

      2.2 Corporate Organization. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, has full corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets, and is duly qualified or licensed to do business as a foreign corporation in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Business. A “Material Adverse Effect” with respect to the Business shall mean an effect that is materially adverse to the business, customers, operations, working capital, condition (financial or otherwise), assets, properties or liabilities of the Business taken as a whole as currently conducted by Seller or would prevent the Seller from consummating the transactions contemplated hereby, disregarding any effect that is a result of the failure to obtain consents to assignment for the contracts listed on Schedule 1.1(b) hereto. Section 2.2 of the Disclosure Schedule contains a list of all jurisdictions in which the Seller is qualified or licensed to do business and sets forth the names and amounts of all of the holders of all of the outstanding capital stock and rights to acquire capital stock, including options or warrants, of the Seller. The Seller has no subsidiaries. All books and records of the Seller are located at the Seller’s office located as set forth in Section 9.6 hereof.

      2.3 Authorization. The Seller has full power and authority to enter into this Agreement and to carry out the transactions contemplated herein. The Shareholders have the legal capacity to enter into this Agreement and to carry out the transactions contemplated herein. The Board of Directors and the shareholders of the Seller have taken all action required by law, its articles of incorporation and bylaws and otherwise to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein. This Agreement has been, and upon their execution, the documents contemplated hereby to which the Seller and the Shareholders are a party will be, duly and validly executed by the Seller and the Shareholders and this Agreement constitutes and upon their execution, the documents contemplated hereby to which the Seller and the Shareholders are a party will constitute, the valid and binding legal obligation of the Seller and the Shareholders, enforceable against the Seller and the Shareholders in accordance with its terms.

      2.4 Non-Contravention. Except as set forth in Section 2.4 of the Disclosure Schedule, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated herein will (a) violate or be in conflict with any provision of the articles of incorporation or bylaws of the Seller; (b) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to any right of termination, cancellation, imposition of fees or penalties under, or result in the creation or imposition of any Encumbrance upon any property or assets of the Seller or the Shareholders under, any debt, note, bond, lease, mortgage, indenture, license, obligation, contract, commitment, franchise, permit, instrument or other agreement or obligation to which the Seller or the Shareholders are a party or by which their properties or assets are or may be bound; or (c) violate any statute, treaty, law, judgment, writ, injunction, decision, decree, order, regulation, ordinance or other similar authoritative matters (the “Laws”) of any foreign, federal, state or local governmental or quasi-governmental, administrative, regulatory or judicial court, department, commission, agency, board, bureau, instrumentality or other authority (the “Authorities”).

      2.5 Consents and Approvals. Except as set forth in Section 2.5 of the Disclosure Schedule, with respect to the Seller and the Shareholders, no consent, approval, order or authorization of or from, or registration, notification, declaration or filing with (a “Consent”) any individual or entity, including any Authority, is required in connection with the execution, delivery or performance of this Agreement by the Seller and the Shareholders or the consummation by the Seller and the Shareholders of the transactions contemplated herein.

      2.6 Financial Statements.

(a) Section 2.6 of the Disclosure Schedule sets forth a true and complete copy of the audited combined balance sheets of the Seller and the RADAR Business as of December 31, 2000 and the related statements of income, cash flows and stockholders’ equity for the one-year period then ended (collectively, the “December 31 Statements”). The December 31 Statements and the other financial information furnished to the Purchaser by the Seller is in accordance with the books and records of the Seller and have been prepared in conformity with generally accepted accounting principles (“GAAP”) and practices that have been consistently applied for all periods. The December 31 Statements and the other financial information fairly present the combined financial position or information of the Seller and the RADAR Business as of the respective dates thereof. In addition, at the Closing, the Seller shall provide to the Purchaser an unaudited combined balance sheet and the related statements of income, cash flows and stockholders’ equity (collectively, the “Most Recent Financial Statements”) of the Seller and the RADAR Business as of March 31, 2001, prepared on a basis consistent with the December 31 Statements, subject to normal year-end adjustments and the absence of footnotes. Except as set forth in Schedule 2.6 of the Disclosure Schedule, the books and records of the Seller relating to the RADAR Business are true, complete and accurate and have been maintained in accordance with sound business practices.

(b) The December 31 Statements and the Most Recent Financial Statements do not omit or fail to disclose any material indebtedness, obligation or liability of the Seller, whether liquidated, contingent, accrued, absolute or otherwise, other than indebtedness, obligations or liabilities (i) set forth in the Disclosure Schedule in response to, and pursuant to the terms and conditions of, any other representation and warranty contained herein, (ii) incurred in the ordinary course of business since the date of the Most Recent Financial Statements (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract or warranty, tort, infringement, or violation of Law), (iii) express executory obligations to be performed after the Closing Date under the Contracts (other than executory obligations that may arise due to any default or other failure of performance by the Seller prior to the Closing Date), (iv) under contracts, licenses, leases, other agreements or other matters that do not pertain to the RADAR Business (v) incurred in connection with the transactions contemplated by this Agreement, and (vi) vacation accruals for the employees of Seller.

             2.7 Absence of Certain Changes. Except as set forth in Section 2.7 of the Disclosure Schedule, from and after January 1, 2001, the Seller has owned and operated the Business in the ordinary course of business and consistent with past practice. Without limiting the generality of the foregoing, from and after January 1, 2001, the Seller has not:

(a) to the knowledge of the Seller, suffered any adverse change in the business, customers, operations, properties, assets, working capital, liabilities or condition of the Business (financial or otherwise), that has had or would be reasonably likely to have a Material Adverse Effect;

(b) sold, transferred, or otherwise disposed of any of its properties or assets of the Business (real, personal or mixed, tangible or intangible), except in the ordinary course of business and consistent with past practice;

(c) disposed of or permitted to lapse any rights to the use of any patent, trademark, trade name or copyright of the Business, or disposed of or disclosed (except as necessary in the conduct of its business) to any person or entity other than representatives of the Purchaser any trade secrets, formula, process or know-how of the Business not theretofore a matter of public knowledge;

(d) granted any general increase or decrease in the compensation of officers or employees of the Business (including any such increase or decrease pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase or decrease in the compensation payable or to become payable to any officers or employee of the Business;

(e) made any change in any financial or accounting method or practice;

(f) paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets of the Business (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any officers or directors of the Seller or the Shareholders or any affiliate or associate of any such officers or directors with respect to the Business; or

(g) agreed, whether in writing or otherwise, to take any action described in this Section 2.7.

             2.8 Assets of the Business. Except as set forth in Section 2.8 of the Disclosure Schedule, the Seller has, and the Purchaser will acquire as of the Closing, good and valid title to, or a valid lease or license with respect to, all of the Purchased Assets, free and clear of any Encumbrances, with the right to sell, assign, transfer and convey the Purchased Assets to the Purchaser in the manner contemplated herein. Except as set forth in Section 2.8 of the Disclosure Schedule, the Purchased Assets comprise all of the assets, both tangible and intangible, used in or relating to the Business and necessary for the continued conduct of the Business by the Purchaser as such Business has been heretofore conducted by the Seller. Except as set forth in Section 2.8 of the Disclosure Schedule, there are no assets or properties used in or relating to the Business that will not be owned by the Purchaser or leased or licensed to the Purchaser under valid leases or royalty-free license arrangements other than the Excluded Assets.

      2.9 Equipment. Section 2.9 of the Disclosure Schedule contains true, correct and complete descriptions (including, without limitation, serial numbers and vehicle identification numbers, as appropriate) of the Equipment and all leases pursuant to which the Seller leases such Equipment as lessee. Except as set forth in Section 2.9 of the Disclosure Schedule, all of the leasehold interests relating to the Equipment are valid and in full force and effect and enforceable in accordance with their terms, and there does not exist any violation, breach or default thereof or thereunder by the Seller, or to the knowledge of the Seller and the Shareholders, by any other party thereto.

      2.10 Environmental Matters.

      Except as would not have a Material Adverse Effect on the Business, (a) there are no environmental conditions present on or about the Premises that could reasonably be expected to result in any obligation or liability to the Purchaser under any Environmental Regulation; (b) there are no investigations, proceedings, or claims pending or, to the knowledge of the Seller and the Shareholders, threatened pursuant to an Environmental Regulation that relate to or arise out of the presence, discharge or other disposition of any contamination or hazardous materials on or about the Premises; and (c) the Premises comply with the requirements of all applicable Environmental Regulations. For purposes of this representation, the term (x) “Premises” means any real property with respect to which the Seller has an interest (fee, leasehold or otherwise) and which interest is included as part of the Purchased Assets, and (y) “Environmental Regulations” means all laws, ordinances, governmental or regulatory rules or regulations, judgments, decisions or orders, whether federal, state, or local, relating to pollution or to the protection of the environment or human health.

      2.11 Inventories. Except as set forth in Section 2.11 of the Disclosure Schedule, the Inventory of Seller consists of items of a quality and quantity usable or salable in the normal course of the business of Seller as heretofore conducted by it. Inventory items of below standard quality and items not usable in the Business have been written down in value in accordance with good business practice to estimated net realizable market values.

      2.12 Litigation. Except as set forth in Section 2.12 of the Disclosure Schedule, there is no legal, administrative, arbitration or other proceeding, suit, claim or action of any nature, or investigation, review or audit of any kind (including a proceeding, suit, claim or action, or an investigation, review or audit, involving any environmental Law or matter), or judgment, decree, decision, injunction, writ or order pending, noticed, scheduled or, to the knowledge of the Seller or the Shareholders, threatened or contemplated by or against or involving the Seller or the Shareholders, their assets, properties or businesses or the Seller’s directors, officers, agents or employees (but only in their capacity as such), whether at law or in equity, before or by any person or entity or Authority, or which questions or challenges the validity of this Agreement or any action taken or to be taken by the parties hereto pursuant to this Agreement or in connection with the transactions contemplated herein.

      2.13 Tax Returns; Taxes. Except as set forth in Section 2.13 of the Disclosure Schedule, the Seller has duly and timely filed all tax and information reports, returns and related documents (collectively, “Tax Returns”) required to be filed by it with respect to the income, franchise, sales, use, employment-related and all other taxes of the United States or the state or other jurisdictions and subdivisions thereof (collectively “Taxes”) in which the Seller conducts business, and, except as set forth in Section 2.13 of the Disclosure Schedule, the Seller has duly paid, or made adequate provision for the due and timely payment of, all such Taxes and other charges, including deposits required with respect to employee withholdings, interest, penalties, assessments and deficiencies, due or claimed to be due from it. Except as set forth in Section 2.13 of the Disclosure Schedule, the reserves for all of such Taxes and other charges through the Closing Date are adequate, and there are no liens for such Taxes or other charges upon any property or assets of the Seller. Except as set forth in Section 2.13 of the Disclosure Schedule, and to the best knowledge of the Seller and the Shareholders, there is no omission, deficiency, error, misstatement or misrepresentation, whether innocent, intentional or fraudulent, in any Tax Return filed by the Seller for any period. Except as set forth in Section 2.13 of the Disclosure Schedule and to the best knowledge of the Seller and the Shareholders, (a) all deficiencies and assessments resulting from examination of the Tax Returns of the Seller have been paid, (b) there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax Return for any period, and (c) the Seller has not been subject to federal, state or local tax audits, and no such tax audits are pending. Except as set forth in Section 2.13 of the Disclosure Schedule, the Seller represents and warrants that no clearance certificates or similar documents are required by any state taxing authority in order to relieve the Purchaser of any obligation to withhold any portion of the Purchase Price or to hold the Purchaser harmless for any tax liability.

      2.14 Insurance. Section 2.14 of the Disclosure Schedule contains an accurate and complete list of all policies of fire and other casualty, auto liability, general liability, theft, life, workers’ compensation, health, directors and officers, business interruption and other forms of insurance owned or held by the Seller relating to the Business all of which are Excluded Assets (the “Insurance Policies”), specifying the insurer, the policy number, the term of the coverage and, in the case of any “claims made” coverage, the same information as to predecessor Insurance Policies for the previous five (5) years. All present Insurance Policies are in full force and effect, and all premiums with respect thereto have been paid. Except as set forth in Section 2.14 of the Disclosure Schedule, Seller has not been denied any form of insurance and none of the Insurance Policies has been revoked or rescinded during the past five (5) years.

      2.15 Benefit Plans. Except as set forth in Section 2.15 of the Disclosure Schedule, there are no facts or circumstances that could, directly or indirectly, subject the Purchaser or any of its affiliates to any liability of any nature with respect to any pension, welfare, hospitalization, insurance, bonus, incentive, perquisite, paid time off, severance or other benefit plan, policy, practice or agreement sponsored, maintained or contributed to by the Seller or any of its affiliates or the Shareholders to which the Seller or any of its affiliates or the Shareholders is a party or with respect to which the Seller or any of its affiliates or the Shareholders could have any liability and Section 2.15 of the Disclosure Schedule lists all such plans, programs or agreements.

      2.16 Contracts and Commitments; No Default. Except as set forth in Section 2.16 of the Disclosure Schedule, the Contracts constitute all of the contracts, agreements and commitments related to the Business which expressly provide for future payments thereunder to or from the Seller of more than Two Thousand Five Hundred Dollars ($2,500) per year or Five Thousand Dollars ($5,000) over its unexpired term or contracts that are otherwise material to the Business. True and complete copies (or summaries, in the case of oral items) of all Contracts have been provided to the Purchaser for review. Except as set forth in Section 2.16 of the Disclosure Schedule, (i) all Contracts are valid and enforceable by and against the Seller in accordance with their respective terms, (ii) the Seller is not in breach, violation or default, however defined, in the performance of any of its obligations thereunder, and no facts and circumstances exist that, whether with the giving of due notice, lapse of time, or both, would constitute such a material breach, violation or default thereunder or thereof, and (iii) to the knowledge of the Seller and the Shareholders, no other parties thereto are in breach, violation or default, however defined, thereunder or thereof, and no facts or circumstances exist that, whether with the giving of due notice, lapse of time, or both, would constitute such a breach, violation or default thereunder or thereof. All of the Contracts were entered into in the ordinary course of business.

      2.17 Orders, Commitments and Returns. Except as set forth in Section 2.17 of the Disclosure Schedule (and, with respect to the Shareholders, to such Shareholders’ knowledge), all accepted and unfulfilled orders for the sale of products and the performance of services entered into by the Seller with respect to the Business and all outstanding contracts or commitments for the purchase of supplies, materials and services with respect to the Business were made in bona fide transactions in the ordinary course of business. Except as set forth in Section 2.17 of the Disclosure Schedule, to the knowledge of the Seller and the Shareholders, there are no claims against the Seller to return products by reason of alleged over-shipments, defective products or otherwise, or are products in the hands of customers, retailers or distributors under an understanding that such products would be returnable.

      2.18 Labor Matters. Except as set forth in Section 2.18 of the Disclosure Schedule (and, with respect to the Shareholders, to such Shareholders’ knowledge) (a) the Seller is and has been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, except wherein the failure to comply with applicable Laws would not have a Material Adverse Effect on the Business, including any such Laws respecting employment discrimination and occupational safety and health requirements, and have not and are not engaged in any unfair labor practice; (b) there is no unfair labor practice complaint against the Seller pending or threatened before the National Labor Relations Board or any other comparable Authority; (c) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the knowledge of the Seller and the Shareholders, threatened against or directly affecting the Seller that is reasonably likely to have a Material Adverse Effect on the Business; (d) no labor representation petition is pending with respect to the employees of the Business, and, to the knowledge of the Seller and the Shareholders, there is not pending or threatened any activity intended or likely to result in a labor representation vote respecting the employees of the Business; (e) no grievance or any arbitration proceeding arising out of or under collective bargaining agreements is pending and no claims therefor exist or, to the knowledge of the Seller and the Shareholders, have been threatened; (f) no collective bargaining agreement is binding and in force against the Seller or currently being negotiated by the Seller relating to employees of the Business; (g) the Seller has not experienced any significant work stoppage or other significant labor difficulty relating to employees of the Business; (h) the Seller is not delinquent in payments to any persons for any wages, salaries, commissions, bonuses or other direct or indirect compensation for any services performed by them or amounts required to be reimbursed to such persons, including any amounts due under any pension plan, welfare plan or compensation plan, in each case as to this clause (h) which is reasonably likely to have a Material Adverse Effect on the Business; (i) upon the termination of the employment or other service of any person, the Purchaser or any affiliate of the Purchaser will not, by reason of anything done on or prior to the Closing Date, be liable to any of such persons for so-called “severance pay” or any other payments; (j) within the twelve (12) month period prior to the date hereof, to the knowledge of the Seller and the Shareholders, there has not been any expression of intention to the Seller by any officer or key employee to terminate such person’s employment with the Seller; and (k) the transactions contemplated hereby do not trigger any notice or other requirement under the federal Worker

Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq., or any applicable state equivalent.

      2.19 Permits and Other Operating Rights. Except as set forth in Section 2.19 of the Disclosure Schedule, the Seller does not require the Consent of any Authority to permit it to operate in the manner in which the Business is presently being operated, except wherein the failure to obtain such Consent would not have a Material Adverse Effect on the Business. Except as set forth in Section 2.19 of the Disclosure Schedule (and, with respect to the Shareholders, to such Shareholders’ knowledge), the Seller possesses all permits, licenses and other authorizations from all Authorities necessary to permit the Seller to operate the Business in the manner in which it presently is conducted, except wherein the failure to possess any such permit, license and other authorization would not have a Material Adverse Effect on the Business.

      2.20 Compliance with Law. Except as set forth in Section 2.20 of the Disclosure Schedule, without limiting the scope of any other representations or warranties contained in this Agreement, to the knowledge of the Seller and the Shareholders, the assets, properties, businesses and operations of the Business are and have been in compliance with all Laws applicable to the ownership and inspection of such assets, properties, businesses and operations. There are no outstanding and unsatisfied deficiency reports, plans of correction, notices of noncompliance or work orders relating to any such Authorities, and no such discussions with any such Authorities are scheduled or pending. The Seller has not received notification that it is in violation of any applicable building, zoning, health or other law, ordinance or regulation with respect to the operation and conduct of the Business. To the knowledge of the Seller and the Shareholders, all employees of the Seller are citizens of the United States or an alien legally authorized under the immigration laws of the United States to be employed by the Seller.

      2.21 Intellectual Property Rights. The Seller owns (or possesses adequate licenses or other valid rights to use), and the Purchaser shall acquire as of the Closing, all of the Patents, Trademarks, Copyrights, Technology, and Business Information (collectively, the “Intellectual Property Rights”). Except as set forth in Section 2.21 of the Disclosure Schedule, (a) the Seller owns or possesses adequate licenses or other valid rights to use, and the Purchaser shall acquire (or possesses adequate licenses or other valid rights to use) as of the Closing, all of the Intellectual Property Rights, and such Intellectual Property Rights constitute the only such rights used in or necessary for the conduct of the Business, (b) the conduct of the Business does not conflict with or infringe on any valid intellectual property rights of others in any way, and (c) to the knowledge of the Seller and the Shareholders, no third party has come into conflict with or infringed on any Intellectual Property Rights of the Seller. Except as set forth in Section 2.21 of the Disclosure Schedule, Seller owns exclusively all right, title and interest in and to the “RADAR” trademark listed on Schedule 1.1(g) and the other names and marks listed on Schedule 1.1(g), free of any Encumbrance.

      2.22 Brokers. Except as set forth in Section 2.22 of the Disclosure Schedule, neither the Shareholders nor the Seller, nor any directors, officers or employees of the Seller, has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby, nor is there any basis known to the Seller or the Shareholders for any such fee or commission to be claimed by any person or entity.

      2.23 Products and Warranties. Each product manufactured, sold, leased or delivered, and each service provided, by the Seller in the Business has been in conformity with all then applicable Laws, including governmental registrations, and contractual commitments and all express and implied warranties, and meets or exceeds the standards required by all Laws now in effect, except wherein the failure to conform with any such applicable Laws would not have a Material Adverse Effect on the Business. To the knowledge of the Seller and the Shareholders, the Seller has no liability (and there is no basis for any present or any future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any liability) for replacement or repair of any product manufactured, sold, leased or delivered by the Seller in the Business or other damages in connection therewith. No product manufactured, sold, leased or delivered, and no service provided, by the Seller in the Business is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions.

      2.24 Customers, etc. Except as set forth in Section 2.24 of the Disclosure Schedule, since December 31, 2000, the Seller has not received notice (written or oral), or has no reasonable basis to believe, that any customer, distributor, sales representative, supplier or employee of the Seller will terminate or otherwise adversely affect its relationship with the Seller or decrease its business with the Seller as a result of the transactions contemplated by this Agreement or for any other reason.

      2.25 Absence of Certain Business Practices. Except as set forth in Section 2.25 of the Disclosure Schedule, neither the Seller nor any director or officer or, to the knowledge of the Seller and the Shareholders, any employee or agent of the Seller or any other person acting on their behalf, has, directly or indirectly, within the past five (5) years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of the Seller (or assist the Seller in connection with any actual or proposed transaction) that (a) might subject the Seller or the Purchaser to any damage or penalty in any civil, criminal or governmental litigation proceeding, (b) if not given in the past, might have had a Material Adverse Effect on the Seller, or (c) if not continued in the future, might have a Material Adverse Affect on the Seller or might subject the Seller or the Purchaser to suit or penalty in any private or governmental litigation or proceeding.

      2.26 Accuracy of Information. No representation or warranty by the Seller or the Shareholders, in this Agreement, and no statement contained in any document, certificate or other writing furnished by or on behalf of the Seller or the Shareholders pursuant hereto, contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. The representations or warranties contained herein or in any such document, certificate or other writing shall not be affected or deemed waived by reason of the fact that the Purchaser or its employees or representatives knew or should have known that any such representation, warranty, document, certificate or other writing is or might be inaccurate, incomplete or incorrect.

SECTION 3

3. Representations and Warranties of the Purchaser.

      The Purchaser represents and warrants to the Seller and the Shareholders as follows:

      3.1 Corporate Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

      3.2 Authorization. The Purchaser has full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated herein. The Purchaser has taken all action required by law, its certificate of incorporation and bylaws or otherwise to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein. This Agreement has been, and upon their execution, the documents contemplated hereby to which the Purchaser is a party will be, duly and validly executed by the Purchaser and this Agreement constitutes and upon their execution, the documents contemplated hereby to which the Purchaser is a party will constitute, the valid and binding legal obligation of the Purchaser, enforceable against it in accordance with its terms.

      3.3 Non-Contravention. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated herein will (a) violate any provision of the certificate of incorporation or bylaws of the Purchaser; (b) violate any Law, or (c) be in conflict with, or constitute a default, however defined (or an event that, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to any right of termination, cancellation, imposition of fees or penalties under, or would result in the creation or imposition of any Encumbrance upon any property or assets of the Purchaser under, any debt, note, bond, lease, mortgage, indenture, license, obligation, contract, commitment, franchise, permit, insurance or other agreement or obligation to which the Purchaser is a party or by which it or any of its properties or assets is bound.

      3.4 Consents and Approvals. No Consent is required from, with or by any person or entity, including any Authority, in connection with the execution, delivery and performance by the Purchaser of this Agreement or the consummation by the Purchaser of the transactions contemplated herein.

      3.5 Brokers. Neither the Purchaser nor any of its directors, officers or key employees have employed any broker, finder or financial advisor, or incurred any liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby nor is there any basis known to the Purchaser for any such fee or commission to be claimed by any person or entity.

      3.6 Accuracy of Financial Statements and Reports. The financial statements contained in the reports filed by the Purchaser under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are in accordance with the books and records of the Purchaser, fairly present the financial position of the Purchaser and its subsidiaries, as of the respective dates thereof, and have been prepared in accordance with GAAP consistently applied for all periods, subject, in the case of unaudited interim financial statements, to normal year-end adjustments and footnotes.

      To Purchaser’s knowledge, other than the financial statements contained therein, all reports required to be filed by the Purchaser under the Exchange Act have been duly filed, were in compliance in all material respects with the requirements of their respective forms, and contained (as of such dates) no untrue statement of a material fact nor omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

SECTION 4

4. Conditions to Obligations of the Purchaser.

      Notwithstanding any other provision of this Agreement to the contrary, the obligation of the Purchaser to effect the transactions contemplated herein shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

      4.1 Representations and Warranties True. The representations and warranties of the Seller and the Shareholders contained in this Agreement, including in the Disclosure Schedule, shall be in all respects true, complete and accurate as of the date when made and at and as of the Closing as though such representations and warranties were made at and as of such time, except for changes specifically permitted or contemplated by this Agreement and except insofar as the representations and warranties relate expressly and solely to a particular date or period, in which case they shall be true and correct in all respects at the Closing with respect to such date or period.

      4.2 Performance. The Seller shall have performed and complied in all respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Seller on or prior to the Closing.

      4.3 Approvals and Consents.

(a) All action required by law or otherwise to be taken by the Seller and the Shareholders to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein by the Seller and the Shareholders shall have been duly and validly taken;

(b) The Board of Directors and the shareholders of the Seller, to the extent required by Law or the Seller’s charter documents, shall have approved this Agreement and the consummation of the transactions contemplated hereby; and

(c) All Consents required hereunder (if any, but in any event, excluding any Consent to the assignment of the Contracts listed in Schedule 1.1(b)) shall have been obtained

      4.4 Certificates and Documents. The Seller shall have furnished the Purchaser with the certificates and documents referenced in Section 1.8(b) hereof.

SECTION 5

5. Conditions to the Obligations of Seller and Shareholders.

      Notwithstanding anything in this Agreement to the contrary, the obligation of the Seller and the Shareholders to effect the transactions contemplated herein shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

      5.1 Representations and Warranties True. The representations and warranties of the Purchaser contained in this Agreement shall be in all respects true, complete and accurate as of the date when made and at and as of the Closing.

      5.2 Performance. The Purchaser shall have performed and complied in all respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Purchaser at or prior to the Closing.

      5.3 Approval. All action required by law or otherwise to be taken by the Purchaser to authorize the execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby shall have been duly and validly taken.

      5.4 Certificates and Documents. The Purchaser shall have furnished the Seller with the certificates and documents referenced in Section 1.8(c) hereof.

SECTION 6

6. Termination and Abandonment.

      6.1 Methods of Termination. This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time, but not later than the Closing:

(a) By mutual written consent of the Purchaser and the Seller; or

(b) By the Purchaser, if there has been a default, misrepresentation or breach on the part of any Seller or the Shareholders (i) in their representations and warranties set forth in Section 2 hereof that has or would cause a Material Adverse Effect on the Business or (ii) in their covenants set forth in Section 7 hereof and such default, misrepresentation or breach cannot be cured by the Closing Date and has not been waived; or

(c) By the Seller or the Shareholders, if there has been a material default, misrepresentation or breach on the part of the Purchaser (i) in its representations and warranties set forth in Section 3 hereof that has or would be reasonably likely to cause a material adverse effect on the business, customers, operations, working capital, condition (financial or otherwise), assets, properties or liabilities of Purchaser and its subsidiaries taken as a whole, or (ii) in its covenants set forth in Section 7 hereof and such default, misrepresentation or breach cannot be cured by the Closing Date and has not been waived; or

(d) By any party, if the Closing shall not have occurred on or before 5:00 p.m. (Eastern Time) on July 2, 2001, provided that such nonoccurrence of the Closing is not attributable to a breach of the terms hereof by the party seeking termination.

      6.2 Procedure Upon Termination. In the event of termination and abandonment pursuant to Section 6.1 hereof, written notice thereof shall forthwith be given to the other party or parties, and the provisions of this Agreement shall immediately terminate, and the transactions contemplated herein shall be abandoned, without further action by any party hereto. If this Agreement is terminated as provided herein, the provisions of Sections 7.1, 7.2 and 9.2 shall continue to be applicable. Except as provided in this Section 6, no party shall have any liability upon any termination of this Agreement for a breach of any representation, warranty, agreement, covenant or other provision of this Agreement, unless such breach was due to a willful or bad faith action or omission of such party or any representative, agent, employee or independent contractor thereof.

SECTION 7

7. Covenants.

      7.1 Confidentiality.

(a) “Confidential Information” means any information relating to the Purchaser, the Seller or the Shareholders furnished by one party to this Agreement to another party to this Agreement in connection with the transactions contemplated herein, including, but not limited to, any and all financial data, employee information, plans, projects or investments, customer lists, purchase and sales records, marketing information, commitments, correspondence and other information, whether written, oral or computer generated, other than such information as may at any time be or become lawfully available to the general public through no fault of the disclosing party; provided, however, that any information of Seller relating to the Business constituting the Purchased Assets or the Assumed Liabilities shall, after the Closing, be deemed Confidential Information of Purchaser from and after the Closing and Purchaser shall be deemed the disclosing party with respect thereto.

(b) From and after the date hereof, except as otherwise consented to by the disclosing party in writing, (i) the receiving party will not directly or indirectly disclose or use in a manner adverse to the disclosing party, any of the disclosing party’s Confidential Information except as required by law, rule, regulation or the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or by a governmental body or as reasonably determined by the receiving party to be necessary to comply with the securities laws, rules and regulations of the United States, provided that Purchaser provides advance notice thereof to Seller and affords Seller an opportunity to comment; (ii) the disclosing party’s Confidential Information will be the exclusive property of the disclosing party and, if requested by the disclosing party, the receiving party will promptly deliver to the disclosing party all of the disclosing party’s Confidential Information, including all copies thereof, that are in the possession, or under the control of the receiving party, or their respective agents or representatives, without making or retaining any copies or extracts thereof; and (iii) if the receiving party, or their respective agents or representatives, receive a request to disclose all or any part of the disclosing party’s Confidential Information in connection with a legal proceeding, the receiving party will immediately notify the disclosing party of the existence, terms and circumstances surrounding such request, consult with the disclosing party on the advisability of taking legally available steps to resist or narrow such request, and, if disclosure of such information is required, and at the disclosing party’s cost and expense, exercise its best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded such portion of the disclosed information that the disclosing party so designates.

      7.2 Public Announcement. Except as may otherwise be agreed in writing by the parties to this Agreement or required by any Law or Authority or as reasonably determined by a party hereto to be required in order to comply with the securities laws, rules and regulations of the United States, provided that Purchaser provides advance notice thereof to Seller and affords Seller an opportunity to comment, the parties to this Agreement shall not disclose the terms or the Purchase Price of the transactions contemplated herein, except to advisors who have a need to know or to the shareholders of the Seller. During the period commencing on the Closing Date and continuing for one (1) year thereafter, the Purchaser, the Seller and the Shareholders shall cooperate regarding, and each shall consult with the other prior to, any announcement or communication regarding the transactions contemplated hereby.

      7.3 Employee Matters.

(a) General. On the Closing Date, the Seller shall terminate all employment or similar contracts with the employees of the Seller listed on Schedule 7.3(a) attached hereto. Except as otherwise provided in this Section 7.3(a) and subject to the execution and delivery of a non-competition and confidentiality agreement in the form(s) customarily used by the Purchaser and subject to its policies, practices and benefits, the Purchaser shall offer to employ each employee of the Seller identified on such Schedule 7.3(a), effective as of the Closing. The Purchaser shall not be required to offer employment to any persons whose employment or similar contract is not terminated by the Seller. The Purchaser shall not offer employment to any person who, for any reason, is not actively at work on the Closing Date unless such individual reports for active employment with the Purchaser no later than ninety (90) days after the Closing. Each such person who accepts the Purchaser’s offer and thereby becomes employed by the Purchaser is herein referred to individually as a “Transferred Employee” and collectively as the “Transferred Employees.” Employment of such Transferred Employees by the Purchaser after the Closing Date shall be employment “at will,” nothing herein shall be construed to be an employment agreement for the benefit of any such Transferred Employee and the Purchaser shall have the right to terminate any such Terminated Employee at any time after the Closing Date. The Purchaser shall provide each Transferred Employee with benefits in accordance with the Purchaser’s benefit plans. The Seller’s prior employment of such Transferred Employees shall not affect their entitlement to, or the amount of, salary or other compensation from the Purchaser may make available to its employees.

(b) Severance. Except as set forth in Section 1.7(c) hereof, the Seller shall be responsible for making any severance, change in control and accrued vacation leave payments to any employee of the Seller (including any Transferred Employees), pursuant to any compensation, welfare, severance, change in control or other benefit plan or arrangement.

(c) No Assumption of Benefits; Medical Benefits. The Purchaser has not agreed to and will not assume any pension, welfare, compensation or other benefit plan of the Seller or any obligation or liability in connection therewith. Each Transferred Employee shall be eligible for coverage under the Purchaser’s medical and dental plans as of the date he or she becomes a Transferred Employee. With respect to each current and former employee of the Seller who does not become a Transferred Employee and each other individual who is a “qualified beneficiary” with respect to such current or former employee in connection with a “group health plan” maintained by the Seller or an Affiliate (as such terms are defined in Section 4980B of the Code) of the Seller, the Seller shall be responsible for providing “group health plan” continuation coverage and the Seller shall indemnify and hold the Purchaser and its Affiliates harmless from and against any liability, expense, cost, tax or obligation of any nature with respect to such individual arising in connection with group health plan continuation required under such Section 4980B or Part 6 of Subtitle B of ERISA.

(d) Pre-Closing Form W-2s. The Seller shall provide to each Transferred Employee a Form W-2 for the period prior to the Closing within thirty (30) days after the Closing Date or such other period as may be permitted by law.

      7.4 Tax Matters.

(a) The Seller shall be responsible for any sales, use, transfer or documentary taxes and recording and filing fees applicable to the transactions contemplated by this Agreement.

(b) The Seller and the Purchaser shall (i) each provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes, (ii) each retain (for a period described below) and provide the other with any records or other information which may be relevant to such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period. Without limiting the generality of the foregoing, both the Purchaser and the Seller shall retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information which would be relevant to such returns for all tax periods or portions thereof ending before or including the date hereof and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same. The Seller shall request that records in the possession of its independent certified accountants pertaining to the Business be retained by them for the customary retention period established by the firm (but not less than the applicable statute of limitations period) and that such records be made available to the Purchaser on request. Nothing in this Section 7.4, however, shall limit in any manner the right of the Purchaser to place in escrow the Escrow Payment pursuant to Section 1.6(c) hereof.

7.5 Non-competition.

(a) The Seller and the Shareholders acknowledge that in order to assure the Purchaser that the Purchaser shall retain the value of the Business as a “going concern,” they agree not to engage in competition with the Purchaser as hereinafter provided. For a period of five (5) years from the Closing Date, neither the Seller (including any subsidiary or Affiliate of the Seller) nor the Shareholders shall, directly or indirectly, engage or have an interest, anywhere in the world, alone or in association with others, as principal, officer, advisor, agent, employee, director, partner or stockholder (except as provided below) or through the investment of capital, lending of money or property, rendering of services or otherwise, in any business that competes with the Business as conducted by the Seller as of the Closing Date or as proposed as of the Closing Date to be conducted by the Purchaser as set forth in the Software Development Agreement. This Section 7.5(a), however, shall not be deemed to prohibit the Seller and the Shareholders from (i) acquiring not more than two percent (2%) of any class of securities of any company with a class of securities registered under the Securities Exchange Act of 1934, as amended, or otherwise publicly traded, provided that the Seller and the Shareholders do not have and do not attempt to acquire control of such company; or (ii) unless there has occurred a breach of the provisions set forth in Section 7.5(d) hereof, engaging in the following activities (collectively, a “Permitted Activity”): (A) conducting measurements of special audiences, such as youth audiences for Radio Disney or audiences for satellite radio or designated ethnic group audiences; or (B) providing the Seller’s Multi Media Mentor service; provided however, that the provision of such service collects only gross aggregate audience information by daypart and does not collect individual station audience information. Notwithstanding anything contained in this Section 7.5(a), the Seller and the Shareholders shall not at any time during the time period set forth in this Section 7.5(a) provide audience estimates and/or audience measurement services for use in the buying and selling of advertising time for network radio.

(b) During the same period, neither the Seller nor the Shareholders shall, directly or indirectly, on behalf of themselves or any other person or entity, (i) recruit or otherwise solicit or induce any person who is an employee of, or otherwise engaged by, the Purchaser or any successor to the Purchaser to terminate his or her employment or other relationship with the Purchaser, (ii) solicit current or potential customers of the Business other than in connection with a Permitted Activity or (iii) in any way interfere or attempt to interfere with the Purchaser’s relationships with such current or potential customers. Neither the Seller nor the Shareholders shall at any time, directly or indirectly, use or purport to authorize any person to use any name, mark, logo, trade dress or other identifying words or images that are the same as or similar to any of those included in the Purchased Assets, whether or not such use would be in a business in which the Seller and the Shareholders are prohibited from engaging pursuant to Section 7.5(a) hereof.

(c) If, at the time of enforcement of this Section 7, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area.

(d) The Seller and the Shareholders acknowledge and agree that the Seller shall not enter into any merger, consolidation or other sale or transfer of a material portion of its assets or business outside of the ordinary course of business unless the acquiring party to such transaction agrees to be bound by the provisions of this Section 7.5.

7.6 Records Retention.

(a) For a period of not less than seven (7) years after the Closing Date, the Seller shall retain all books and records that are not transferred and relate to the Business or the Purchased Assets in its possession with respect to periods prior to the Closing Date. The Seller shall have the right to destroy or dispose of all or part of such books and records (a) after the seventh (7th) anniversary of the Closing Date, or (ii) prior to the seventh (7th) anniversary and after the fifth (5th) anniversary of the Closing Date, if the Seller gives the Purchaser sixty (60) days prior written notice of its intended disposition of such books and records and offers to deliver to the Purchaser, at the Purchaser’s expense, custody of such books and records as the Seller intends to destroy.

(b) The Purchaser shall retain, until the expiration of the applicable statute of limitations, all books and records that (i) are clearly identified by the Seller, (ii) are transferred by the Seller to the Purchaser pursuant to this Agreement and (iii) relate to the Seller’s Tax Returns or tax audit matters.

      7.7 Power of Attorney. Effective as of the Closing, the Seller appoints the Purchaser and its successors and assigns, the true and lawful attorney or attorneys of the Seller, with full power of substitution, in the name of the Seller, but on behalf and for the benefit of and at the expense of the Purchaser (a) to collect in the name of the Seller for the account of the Purchaser all Purchased Assets and other items to be sold and transferred to the Purchaser as provided herein; (b) to institute and prosecute, in the name of the Seller or otherwise, all proceedings that the Purchaser may deem necessary or desirable in order to collect, assert or enforce any claim, right or title of any kind in or to the Purchased Assets subject to the prior consent of the Seller, which consent shall not be unreasonably withheld; and (c) to do all such acts and things in relation to the foregoing as the Purchaser deems reasonably necessary to exercise such powers. The foregoing power is coupled with an interest and shall be irrevocable by the Seller or by its dissolution in any manner or for any reason. The Purchaser shall retain for its own account any amounts collected pursuant to the foregoing power, including any sums payable as interest in respect thereof, and the Seller shall pay to the Purchaser, when received, any amounts that shall be received by the Seller in respect of the Purchased Assets.

      7.8 Transition. Except for matters covered by the Consulting Services Agreement, the Assumption Agreement, the Arbitron Administrative Services Agreement, the Software Development Agreement, the Agreement for Survey Research Services and the Information Systems Services Agreement, the costs and obligations with respect to which shall be governed by the terms and conditions of such agreements, after the Closing, (i) the Seller and the Shareholders shall from time to time, at the reasonable request of the Purchaser and without further cost or expense to the Purchaser, cooperate (and cause the Seller’s employees to cooperate) with the Purchaser and (ii) the Purchaser shall from time to time, at the reasonable request of the Seller and without further cost or expense to the Seller, cooperate (and cause the Purchaser’s employees to cooperate) with the Seller, in either case, to effect a smooth transition of the acquisition of the Business by the Purchaser and the other transactions contemplated hereby, particularly with respect to the customers, suppliers and employees of the Business. In furtherance of the foregoing, Seller and the Shareholders shall take all steps necessary to provide to the Purchaser, on or prior to August 24, 2001, with: (i) audited statements of assets acquired and liabilities assumed by Purchaser as of December 31, 2000, (ii) audited statements of revenues and direct expenses for the year ended December 31, 2000, (iii) unaudited statements of assets acquired and liabilities assumed as of June 30, 2001, and (iv) unaudited statement of revenues and direct expenses for the six months ended June 30, 2001; each such statement prepared in accordance with GAAP and on the basis approved by the staff of the Securities and Exchange Commission pursuant to its letter to Purchaser dated June 26, 2001. A Current Report on Form 8-K with respect to the transactions contemplated by this Agreement is required to be filed on or before July 17, 2001, while the financial statements relating to such Current Report are required to be filed on or before September 15, 2001.

      7.9 Enforcement of Non-Compete/Confidentiality Agreements. After the Closing, the Seller agrees, upon the request of the Purchaser, to use its best efforts to enforce fully, for the Purchaser’s benefit and at the Seller’s cost, any non-competition and/or confidentiality agreements or arrangements, to the extent related to the Business, between the Seller and the Seller’s employees who do not subsequently become employees of the Purchaser.

      7.10 Filings; Consents; Removal of Objections. Subject to the terms and conditions herein provided, the parties hereto shall use their commercially reasonable efforts following the Closing to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, including without limitation obtaining Consents of any person or entity, whether private or governmental, required in connection with the consummation of the transactions contemplated herein. In furtherance, and not in limitation of the foregoing, it is the intent of the parties to consummate the transactions contemplated herein at the earliest practicable time, and they respectively agree to exert their commercially reasonable efforts to that end, including without limitation (a) removing or satisfying, if commercially reasonable, any objections to the validity or legality of the transactions contemplated herein, provided such actions would not prohibit the Purchaser from obtaining the benefits of the transactions contemplated by this Agreement; and (b) satisfying the conditions as set forth in Sections 4 and 5 hereof to consummation of the transactions contemplated.

      7.11 Execution of Ancillary Agreements; Further Assurances; Notification.

(a) Each party hereto shall, at the Closing, and subject to the satisfaction or waiver of the respective conditions to such respective parties’ obligations hereunder, execute and deliver to the other parties hereto, or shall cause their respective affiliates to execute and deliver to the other parties hereto, the respective documents referred to in Section 1.8 hereof.

(b) Each party hereto shall, after Closing, execute and deliver such further instruments and take such other actions (including obtaining any necessary Consents of third parties) as the other party or parties, as the case may be, may reasonably required in order to carry out the intent of this Agreement.

SECTION 8

8. Indemnification.

      8.1 Indemnification by the Purchaser. The Purchaser agrees to indemnify the Seller and its stockholders, officers, directors, employees and agents from and against any and all loss, liability or damage and actions and against all claims in respect thereof, including amounts paid in settlement and reasonable costs of investigation herein (collectively, the “Losses”) actually suffered or incurred by them, directly or indirectly, by reason of or as a result from (a) any untrue representation of, or breach of warranty by, the Purchaser in any part of this Agreement, notice of which is given to the Purchaser on or prior to the relevant Expiration Date (as defined in Section 9.1 hereof), (b) any nonfulfillment of any covenant, agreement or undertaking of the Purchaser in any part of this Agreement, notice of which is given to the Purchaser on or prior to the relevant Expiration Date, (c) the use, ownership or operation of the Purchased Assets and the conduct of the Business after the Closing Date, unless and to the extent such Losses are subject to indemnification by the Seller pursuant to Section 8 hereof, (d) the Assumed Liabilities, including the failure by the Purchaser to pay, perform or otherwise discharge any Assumed Liabilities in accordance with their terms, unless and to the extent such Losses are subject to indemnification by the Seller pursuant to Section 8 hereof and (e) any and all reasonable costs and expenses, including reasonable legal fees and expenses, incurred in connection with enforcing the indemnification rights of the Seller pursuant to this Section 8.1.

      8.2 Indemnification by the Seller and the Shareholders. The Seller and the Shareholders, jointly and severally, agree to indemnify the Purchaser and its officers, directors, employees and agents from and against any and all Losses actually suffered or incurred by them, directly or indirectly, by reason of or as a result from (a) any untrue representations or breach of warranty by the Seller or the Shareholders in any part of this Agreement, notice of which is given to the Seller or the Shareholders on or prior to the relevant Expiration Date, (b) the breach of or nonfulfillment of any covenant, agreement or undertaking of the Seller in this Agreement, notice of which is given to the Seller on or prior to the relevant Expiration Date, (c) the use, ownership or operation of the assets of the Seller (including the Purchased Assets) and the conduct of the business of the Seller (including the Business) on or prior to the Closing Date, (d) any failure to pay and discharge the Retained Liabilities, (e) any Losses or liability relating to or arising out of any action, omission, event or circumstance existing or occurring on or prior to the Closing, including, without limitation, any Losses related to any Taxes of Seller, environmental claims, product liability, warranty, product recall, toxic tort, litigation or employee-related plans or liabilities, (f) any obligation or contract of the Seller not specifically assumed by the Purchaser hereunder, (g) any Losses arising out of or in connection with the Seller’s or the Purchaser’s non-compliance with any so-called bulk transfer laws and (h) any and all costs and expenses, including reasonable legal fees and expenses, incurred in connection with enforcing the indemnification rights of the Purchaser pursuant to this Section 8.2.

      8.3 Claims for Indemnification.

(a) General. The parties intend that all indemnification claims be made as promptly as practicable by the party seeking indemnification (the “Indemnified Party”). Whenever any claim shall arise for indemnification hereunder, the Indemnified Party shall promptly notify in writing the party from whom indemnification is sought (the “Indemnifying Party”) of the claim, and the facts constituting the basis for such claim. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party except to the extent the Indemnifying Party demonstrates that the defense of such action is directly and materially prejudiced thereby.

(b) Claims by the Purchaser: Notwithstanding anything in this Agreement to the contrary, the payment of the Deferred Payment shall be an absolute obligation of the Purchaser and shall not be subject to off-set for any claim, provided that the Purchaser may adjust the Escrow Payment and the Net Payment in accordance with this Section 8.3(b). The Purchaser may increase the Escrow Payment in excess of Two Million Dollars ($2,000,000) in accordance with Section 1.6(c)(ii) and correspondingly reduce the Net Payment in accordance with Section 1.6(b). In the event that, prior to the time the Deferred Payment is paid to the Seller, the Purchaser determines that claims for indemnification of Losses shall be asserted pursuant to Section 8 of this Agreement, the Purchaser shall provide written notice to the Seller and the Shareholders of such claim (a “Notice of Claim”), stating the amount thereof and the facts upon which the claim is based with reasonable specificity. Unless the Purchaser receives a written objection from the Seller or the Shareholders within fifteen (15) business days of Seller’s and Shareholders’ receipt of the Notice of Claim, the Purchaser may deduct the amount stated in the Notice of Claim first from the Escrow Payment and then, if necessary, from the Net Payment. The Seller and the Shareholders may object to the matter(s) set forth in such Notice of Claim either with respect to the validity or the amount of the claim (or both). If the Notice of Claim is disputed, then the amount stated in the Notice of Claim (or if only part of the claim is disputed, the disputed portion of such Claim) shall be included in the Escrow Payment (as part of, but not in addition to, the $2,000,000 amount) and be subject to such claim in accordance with the terms of the Escrow Agreement. Nothing in the preceding sentence of this Section 8.3(b) shall limit the rights of Purchaser under Section 1.6(c)(ii).

(c) Claims by Third Parties. With respect to claims made by third parties, the Indemnifying Party shall be entitled to assume control of the defense of such action or claim with counsel reasonably satisfactory to the Indemnified Party; provided, however, that:

(i) the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim;

(ii) no Indemnifying Party shall consent to the entry of any judgment or enter into any settlement (A) that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect to such claim, or (B) if, pursuant to or as a result of such consent or settlement, injunctive or other equitable relief would be imposed against the Indemnified Party or such judgment or settlement could materially interfere with the business, operations or assets of the Indemnified Party; and

(iii) if the Indemnifying Party does not assume control of the defense of such claim in accordance with the foregoing provisions within ten (10) business days after receipt of written notice of the claim, the Indemnified Party shall have the right to defend such claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party, and the

Indemnifying Party will promptly reimburse the Indemnified Party therefore in accordance with this Section 8.

8.4 Limitations on Liability. Notwithstanding anything in this Agreement to the contrary:

(a) Limitations on Amount Threshold and Cap. The Indemnified Party will not be entitled to recover any amounts pursuant to Section 8 unless and until and to the extent that the aggregate amount that the Indemnified Party is entitled to recover in respect of such Losses exceeds $75,000.00. The maximum aggregate amount payable by the Seller and the Shareholders under Section 8 and the maximum aggregate payable by the Purchaser under Section 8 shall not exceed Twenty-Five Million Dollars ($25,000,000) if the payment pursuant to Section 1.6(d) has been made or Twenty-One Million Dollars ($21,000,000) if such payment has not been made (in either case, the “Specified Cap”), provided that the Specified Cap shall not apply to any breach of any representation or warranty made under Sections 2.8, 2.10, 2.13, 2.15, 2.20 and 2.21 hereof.

(b) Exclusive Remedy. Each party acknowledges and agrees that its or his sole and exclusive remedy with respect to any and all Losses shall be pursuant to the indemnification provisions set forth in this Section 8; provided, however, that this shall not limit or prohibit the right of any party to seek specific enforcement, injunctive relief or other equitable remedies for any claims based on or arising out of fraud or willful misconduct by the other party under this Agreement.

(c) No Indemnification After Expiration Date. No Indemnifying Party shall have any obligation to indemnify any Indemnified Party against any Losses, written notice of which is delivered to the Indemnifying Party after the relevant Expiration Date (as defined in Section 9.1).

             (d) No Liability for Failure to Obtain Certain Consents. The failure to obtain any consent to the assignment of any of the contracts listed on Schedule 1.1(b) hereto shall not be a breach of this Agreement by the Seller or the Shareholders, and neither the Seller nor the Shareholders shall have any liability or obligation to any Indemnified Party (including, without limitation, any obligation to indemnify any Indemnified Party against any Losses) for the failure to obtain any such consent.

SECTION 9

9. Miscellaneous.

      9.1 Survival of Representations, Warranties, Covenants and Indemnities. All representations, warranties and indemnities of the parties contained in this Agreement shall survive the Closing, regardless of any investigation made by the parties, for a period ending on the second (2nd) anniversary of the date hereof, except that (a) the representations and warranties set forth in Section 2.8 and indemnities arising therefrom as set forth in Section 8 hereof shall survive forever; and (b) the representations and warranties set forth in Sections 2.10, 2.13, 2.15, 2.18, 2.20 and 2.21 hereof shall survive until the expiration of the applicable statutes of limitation plus sixty (60) days. The covenants and agreements contained herein shall survive the Closing forever unless the covenant or agreement specifies a term, in which case such covenant or agreement shall survive for a period of two (2) years following the expiration of such specified term and shall thereupon expire. The respective expiration dates for the survival of the representations, warranties, covenants and the indemnities shall be referred to herein as the relevant “Expiration Date.”

      9.2 Expenses. Except as provided in Section 8 hereof, each of the parties hereto shall bear its own costs, fees and expenses in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including fees, commissions and expenses payable to brokers, finders, investment bankers, consultants, exchange or transfer agents, attorneys, accountants and other professionals, whether or not the transactions contemplated herein are consummated. Purchaser shall pay all fees and expenses of Auditor in connection with the preparation, review and/or audit of any financial statements or information of Seller which Purchaser requests in connection with any filing or report required to be filed with the Securities and Exchange Commission.

      9.3 Amendment and Modification. Subject to applicable Law, this Agreement may be amended or modified by the parties hereto at any time after the Closing with respect to any of the terms contained herein; provided, however, that all such amendments and modifications must be in writing duly executed by all of the parties hereto to which the amendment relates.

      9.4 Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the party entitled hereby to such compliance, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy shall preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a party, such consent shall be given in writing in the same manner as for waivers of compliance.

      9.5 No Third Party Beneficiaries. Except as provided in Section 8 hereof, nothing in this Agreement shall entitle any person or entity (other than a party hereto and his, her or its respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind.

      9.6 Notices. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given and effective (i) on the date of delivery, if delivered personally or sent by a recognized overnight courier, (ii) on the earlier of the fourth day after mailing or the date of the return receipt acknowledgment, if mailed postage prepaid by certified or registered mail, return receipt requested, or (iii) on the date of transmission, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment (provided such facsimile, telecopy, telegraph, telex or other similar telegraphic transmissions is received during normal business hours).

If to the Seller:

To: Statistical Research, Inc. 111 Prospect Street Westfield, New Jersey 07090 Attention: Gale D. Metzger Fax: (908) 654-8854

With a copy to:

Chadbourne & Parke LLP

30 Rockefeller Plaza New York, NY 10112 Attention: Morton E. Grosz, Esq. Fax: (212) 541-5369

Gale D. Metzger, at an address to be provided by Mr. Metzger to the Purchaser

Gerald Glasser, Ph.D, at an address to be provided by Dr. Glasser to the Purchaser or to such other person or address as Seller shall furnish to Purchaser in writing in accordance with this subsection.

If to the Purchaser:

To: Arbitron Inc. 9705 Patuxent Woods Drive Columbia, Maryland 21046 Attention: Dolores Cody, Esq., Chief Legal Officer Fax: (410) 312-8613

With a copy to:

Hogan & Hartson L.L.P. 555 13th Street, N.W. Washington, D.C. 20004 Attention: David W. Bonser, Esq. Fax: 202-637-5910

      or to such other person or address as Purchaser shall furnish to the Seller and the Shareholders in writing in accordance with this subsection.

If to the Shareholders:

Gale D. Metzger, at an address to be provided by Mr. Metzger to the Purchaser

Gerald Glasser, Ph.D, at an address to be provided by Dr. Glasser to the Purchaser

With a copy to:

Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Attention: Morton E. Grosz, Esq

Fax:(212) 541-5369

      or to such other person or address as a Shareholder shall furnish to Purchaser in writing in accordance with this subsection.

      9.7 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether voluntarily, involuntarily, by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other parties; provided, however, that the Purchaser may assign this Agreement without the prior consent of the Seller or the Shareholders to a third party in connection with a merger or other sale of all or substantially all of the assets of the Purchaser’s business, and such third party shall assume Purchaser’s obligations hereunder. In the event of an assignment of this Agreement by the Purchaser, the Purchaser shall remain liable to make the Deferred Payment and the Contingent Payment as provided herein unless the Seller otherwise consents in writing.

      9.8 Governing Law. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the internal substantive laws of the State of New York (without regard to the laws of conflict that might otherwise apply other than Section 5-1401 of General Obligations Law of the State of New York) as to all matters, including matters of validity, construction, effect, performance and remedies.

      9.9 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      9.10 Headings; Definition of “Including”. The table of contents and the headings of the sections and subsections of this Agreement are inserted for convenience of the parties only and shall not constitute a part hereof. Any references or uses herein to “including” shall be read to mean “including without limitation” or “including, but not limited to” and no uses herein of such latter phrases shall mean or be read to imply any different meaning for “including.”

      9.11 Entire Agreement. The Disclosure Schedule and the Schedules, Exhibits and other writings referred to in this Agreement or in the Disclosure Schedule or any such Schedule, Exhibit or other writing are part of this Agreement, together they embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement and together they are referred to as “this Agreement” or the “Agreement”. There are no restrictions, promises, warranties, agreements, covenants or undertakings, other than those expressly set forth or referred to in this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof (including the letter of intent dated January 24, 2001, between the Purchaser, Seller and the Shareholders). Provisions of this Agreement shall be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement; provided, however, that, if any such provision shall become invalid or unenforceable under applicable Law, such provision shall be stricken to the extent necessary, and the remainder of such provisions and the remainder of this Agreement shall continue in full force and effect.

      9.12 Injunctive Relief. It is expressly agreed among the parties hereto that monetary damages would be inadequate to compensate a party hereto for any breach by the Seller or the Shareholders of the covenants and agreements in Section 7 hereof (including without limitation Sections 7.1 and 7.5 hereof). Accordingly, the parties agree and acknowledge that any such violation or threatened violation will cause irreparable injury to the Purchaser and that, in addition to any other remedies which may be available, the Purchaser shall be entitled to injunctive relief against the threatened breach of Section 7 hereof or the continuation of any such breach without the necessity of proving actual damages and may seek to specifically enforce the terms thereof.

      9.13 Bulk Transfer Laws. The Purchaser waives compliance by the Seller with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement. The Seller and the Shareholders agree, jointly and severally, to indemnify the Purchaser in accordance with and subject to Section 8 against any Losses arising out of or in connection with the Seller’s failure to so comply.

      9.14 Arbitration. With the sole exception of any injunctive relief as contemplated by Section 9.12 hereof, any controversy or claim arising out of or relating to this Agreement, or the making, performance or interpretation thereof, including alleged fraudulent inducement thereof, shall be settled by binding arbitration by a panel of three arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association in New York, New York. In the event of any legal action or proceeding in arbitration arising out of this Agreement, a party that prevails on the merits in such action or proceeding shall be entitled to receive from the other party or parties, and the other party or parties shall pay, all reasonable costs and attorneys’ fees and expenses incurred in connection therewith.

      9.15 Definition of Knowledge. For purposes of this Agreement, “knowledge” is defined to include (a) actual knowledge of any of the directors or officers or members of management of the Seller, (b) knowledge as would have come to the attention of such persons in the course of due inquiry and preparation and negotiation of this Agreement and the related Disclosure Schedule, Exhibits and other documents, certificates or writings, or (c) knowledge as would have come to the attention of such persons in the course of discharging such individual’s duties as a director or officer or member of management of the Seller in a reasonable and prudent manner consistent with sound business practice.

      IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be duly executed as of the day and year first above written.

ARBITRON INC

By: /s/ Stephen B. Morris

Title: President/CEO

STATISTICAL RESEARCH, INC

By: /s/ Gerald J. Glasser

Title: Secretary/Treasurer

/s/ Gale D. Metzger

Gale D. Metzger

/s/ Gerald J. Glasser

Gerald Glasser, Ph.D.